Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

FINANCIAL RESULTS   •   RÉSULTATS FINANCIERS   •   FINANZERGEBNISSE

Novartis delivers strong sales and innovation in 2013; underlying business performance reinforces growth prospects

•	Net sales up 4% in constant currencies1 in 2013, despite generic erosion of USD 2.2 billion
o	Net sales of USD 57.9 billion (+2%, +4% cc)
o	Operating income of USD 10.9 billion (-3%, +5% cc)
o	Core1 operating income of USD 14.5 billion (-2%, +3% cc)
o	Core EPS of USD 5.09 (-1%, +4% cc)
o	Free cash flow1 of USD 9.9 billion (-13%)

•	Dividend of CHF 2.45 per share, up 7%, proposed for 2013; 74% payout of net income

•	Strong momentum in innovation continued with 18 approvals in 2013

o	Major approvals for Ultibro Breezhaler in COPD and Bexsero in MenB infections; first European approval for AirFluSal Forspiro in asthma and COPD in fourth quarter
o	Regulatory submission for AIN457 in moderate-to-severe plaque psoriasis in US and EU
o	Strong newsflow from Novartis Oncology: positive pivotal trial for LBH589 in multiple myeloma; LEE011 advanced to Phase III in breast cancer; continued positive data in CTL019 in leukemia
o	Sandoz initiated Phase III trial for adalimumab (Humira®), advancing its biosimilars pipeline

•	Group performance driven by growth products2 and Emerging Growth Markets2 expansion
o	Growth products grew 15% to USD 18.1 billion or 31% of Group net sales in 2013
o	Emerging Growth Markets up 10% (cc) in 2013; up 12% (cc) in fourth quarter
o	Underlying business, which excludes USD 2.2 billion generics impact, saw net sales up 8% (cc) and core operating income up 15% (cc) in 2013

•	Sharpened execution of strategy in 2013 and delivering shareholder returns
o	Divestment of blood transfusion diagnostics unit as part of ongoing portfolio management
o	Initiated USD 5.0 billion share buyback, reinforcing confidence in growth prospects

•	Outlook 2014:
o	Group net sales to grow low to mid-single digit (cc), core operating income to grow ahead of sales (cc). This assumes Diovan monotherapy US generic launch at the beginning of Q2 20143
o	This is consistent with January 2013 outlook, adjusted for the delay in Diovan monotherapy generic launch in the US

Key figures	Q4 2013	Q4 2012	4	% change		FY 2013	FY 20124	% change
	USD m	USD m		USD	cc	USD m	USD m	USD	cc
Net sales	15 078	14 828		2	4	57 920	56 673	2	4
Operating income	2 373	2 401		-1	10	10 910	11 193	-3	5
Net income	2 058	2 022		2	13	9 292	9 383	-1	7
EPS (USD)	0.83	0.82		1	13	3.76	3.83	-2	6
Free cash flow	3 319	3 513		-6		9 945	11 383	-13
Core
Operating income	3 395	3 594		-6	2	14 485	14 842	-2	3
Net income	2 955	3 042		-3	4	12 533	12 576	0	5
EPS (USD)	1.20	1.24		-3	4	5.09	5.15	-1	4
1 Constant currencies (cc), core results, and free cash flow are non-IFRS measures. An explanation of these non-IFRS measures and reconciliation tables can be found beginning on page 46 of the 2013 Condensed Financial Report.
2 Growth products are defined on page 2, and Emerging Growth Markets are defined on page 7.
3 Assumption for forecasting purposes only. Outlook excludes the blood transfusion diagnostics unit in 2013 and 2014.
4 Restated as explained in the the 2013 Condensed Financial Report on pages 36 and 72.
All product names appearing in italics are trademarks owned by or licensed to Novartis Group Companies.

Basel, January 29, 2014 — Commenting on the results, Joseph Jimenez, CEO of Novartis, said:
“Novartis delivered strong performance in 2013, growing both net sales and core operating income in constant currencies while absorbing patent expirations. We maintained good momentum in innovation, with 18 approvals and 3 FDA Breakthrough Therapy designations. Our growth products continued to expand, rejuvenating our portfolio and reinforcing our growth prospects.”

GROUP REVIEW

Fourth quarter

Group net sales grew on strong execution of growth products1
Group net sales increased 2% (+4% cc) to USD 15.1 billion in the fourth quarter. Currency had a negative impact of 2 percentage points, mainly from the weakened yen and weakening emerging market currencies against the US dollar.

Excluding the impact of generic competition of approximately USD 0.4 billion, mainly due to Zometa/Aclasta and Diovan, underlying net sales grew 7% in constant currencies. Growth products contributed USD 4.8 billion or 32% of Group net sales, up 15% over the prior-year quarter.

Group operating income decreased 1% (+10% cc) to USD 2.4 billion. The negative impact of 11 percentage points from currency was greater than in previous quarters primarily due to a further strengthening of the Swiss franc and weakening of the yen and emerging market currencies in the fourth quarter. Operating income margin declined 0.5 percentage points to 15.7% of net sales mainly due to currency, with operating income margin improving 1.0 percentage points in constant currencies. The adjustments made to Group operating income to arrive at core operating income amounted to USD 1.0 billion (2012: USD 1.2 billion).

Core operating income was down 6% (+2% cc) to USD 3.4 billion. Core operating income margin in constant currencies declined 0.5 percentage points; currency had a negative impact of 1.2 percentage points, resulting in a net decline of 1.7 percentage points to 22.5% of net sales.

Excluding the impact of generic competition, underlying core operating income grew 10% in constant currencies.

Group net income of USD 2.1 billion was up 2% in reported terms, and up 13% in constant currencies, principally due to operating income performance and lower income tax. EPS was up 1% (+13% cc) to USD 0.83, in line with net income.

Group core net income of USD 3.0 billion was down 3% in reported terms, but up 4% in constant currencies, from core operating income performance and lower income tax. Core EPS declined 3% (+4% cc) to USD 1.20, in line with core net income.

Pharmaceuticals net sales, which continued to benefit from delayed entry of generic competition for Diovan monotherapy in the US, reached USD 8.3 billion (+1%, +4% cc) in the fourth quarter, driven by strong volume growth (+9 percentage points), partly offset by the impact of generic competition (USD 0.4 billion, -5 percentage points), mainly for Zometa/Aclasta and Diovan. Growth products, including Gilenya, Afinitor, Tasigna, Galvus, Lucentis, Xolair, the Q Family2 and Jakavi, together generated USD 3.3 billion or 40% of division net sales, compared to 33% in the prior-year period.

Pharmaceuticals operating income was up 5% (+14% cc) to USD 2.0 billion, due to higher sales and higher exceptional charges in the prior-year quarter. Core operating income declined 6% (+2% cc) to USD 2.1 billion. Core operating income margin in constant currencies declined 0.6 percentage points, mainly due to increased royalties and generic erosion, partly offset by productivity savings from Marketing & Sales; currency had a negative impact of 1.4 percentage points, resulting in a net decrease of 2.0 percentage points to 25.6% of net sales.

1 "Growth products" comprise products launched in 2008 or later, or products with exclusivity until at least 2017 in key markets (EU, US, Japan) (except Sandoz, which includes only products launched in the last 24 months). The definition of growth products is maintained in all comparisons to prior year.

2 The Q Family includes Arcapta Neohaler/Onbrez Breezhaler, Seebri Breezhaler and Ultibro Breezhaler.

Alcon net sales amounted to USD 2.7 billion (+3%, +6% cc) in the fourth quarter, driven by newly launched products. Surgical performance (+5%, +9% cc) was driven by Alcon’s new phacoemulsification platform, Centurion, as well as demand for other equipment platforms, including the LenSx femtosecond laser. Ophthalmic Pharmaceuticals franchise performance (+2%, +5% cc) was driven by growth of combination glaucoma and dry-eye products. Vision Care also grew (+1%, +4% cc), with solid sales in contact lenses, including Dailies Total1.

Alcon operating income was USD 172 million (-47%, -30% cc), decreasing mainly due to higher amortization of intangible assets, timing of integration-related costs, and exceptional restructuring costs. Core operating income of USD 851 million was down 5% in reported terms, but up 1% in constant currencies. Core operating income margin in constant currencies decreased by 1.6 percentage points largely due to product mix with the growth of the surgical equipment business and Marketing & Sales investments to support new product launches; currency had a negative impact of 1.2 percentage points, resulting in a net decrease of 2.8 percentage points to 32.1% of net sales.

Sandoz net sales of USD 2.4 billion (+1%, +1% cc) showed a slight increase over the prior-year quarter, which included high US authorized generic sales of valsartan HCT and four months of Fougera sales. Volume growth of 9 percentage points more than compensated for price erosion of 8 percentage points. Western Europe (excluding Germany) and emerging markets delivered strong sales growth, offset by declines in the US and Germany. Sandoz also continued to strengthen its global leadership position in biosimilars (USD 119 million, +26% cc) in the fourth quarter.

Sandoz operating income of USD 276 million was down 3% in reported terms, but up 3% in constant currencies, primarily due to lower exceptional items compared to the prior year. Core operating income declined by 10% (-6% cc) to USD 373 million. Core operating income margin in constant currencies decreased by 1.2 percentage points, mainly driven by the very high-margin prior-year sales of valsartan HCT in the US as well as the extra month of high-margin Fougera sales in the 2012 quarter. Currency had a negative impact of 0.6 percentage points, resulting in a net decrease of 1.8 percentage points to 15.5% of net sales.

Vaccines and Diagnostics net sales were up 4% (+3% cc) to USD 655 million, driven by seasonal influenza, pre-pandemic sales including H7N9 in the US and Menveo growth, partially offset by lower pediatric bulk sales due to earlier supply phasing. We also commenced the first sales of Bexsero to several European private markets. Operating income was USD 42 million compared to USD 41 million in the prior-year quarter. Core operating income was USD 93 million compared to USD 99 million in 2012.

Consumer Health, which comprises OTC and Animal Health, saw net sales grow 8% (+10% cc) to USD 1.0 billion in the fourth quarter, mainly driven by strong performance of key brands globally and product re-launches in the US. Operating income increased to USD 48 million, compared to a loss of USD 12 million in the prior-year quarter, as gross margin from incremental sales was partially offset by commercial investment behind the growth of key brands and product re-launches. Core operating income was USD 60 million. Core operating income margin in constant currencies increased 4.4 percentage points; currency had a negative impact of 1.0 percentage point, resulting in a net increase of 3.4 percentage points to 5.8% of net sales.

Full year

Strong net sales performance more than offset impact of generic competition
Group net sales increased to USD 57.9 billion in the full year, up 2% (+4% cc) over 2012. Currency had a negative impact of 2 percentage points, mainly from the weakening yen and emerging market currencies against the US dollar.

Excluding the impact of generic competition, underlying sales grew 8% in constant currencies. Growth products contributed USD 18.1 billion or 31% of Group net sales, up from 28% in 2012. Loss of exclusivity impacted sales by approximately USD 2.2 billion, mainly due to Diovan and Zometa/Aclasta.

Group operating income was USD 10.9 billion (-3%, +5% cc). The negative currency impact of 8 percentage points was greater than the currency impact on sales, as the yen and emerging market currencies represent a larger proportion of operating income than sales. Operating income margin declined 1.0 percentage points to 18.8% of net sales, due to a negative currency impact of 1.1 percentage points with the margin improving 0.1 percentage points in constant currencies.

Core operating income was USD 14.5 billion (-2%, +3% cc). Core operating income margin in constant currencies decreased by 0.3 percentage points, mainly from lower gross margins due to higher royalties and generic erosion, as well as R&D investment in Pharmaceuticals; currency had a negative impact of 0.9 percentage points, resulting in a net decrease of 1.2 percentage points to 25.0% of net sales. The adjustments made to Group operating income to arrive at core operating income amounted to USD 3.6 billion (2012: USD 3.6 billion).

Excluding the impact of generic competition, underlying core operating income grew 15% in constant currencies.

Group net income of USD 9.3 billion was down 1% in reported terms, but up 7% in constant currencies, due to operating income performance, higher income from associated companies and lower net financial expense. EPS was down 2% (+6% cc), in line with net income, to USD 3.76.

Group core net income was USD 12.5 billion, flat in reported terms, but up 5% in constant currencies, ahead of core operating income mainly due to higher income from associated companies and lower net financial expenses. Core EPS was USD 5.09 (-1%, +4% cc), largely following core net income.

Pharmaceuticals delivered net sales of USD 32.2 billion (0%, +3% cc) for the full year, driven by strong volume growth (+9 percentage points) and pricing (+1 percentage point), which more than offset the impact of generic competition (USD 2.2 billion, -7 percentage points). Growth products grew 25% in constant currencies and contributed USD 12.3 billion or 38% of division net sales in 2013, compared to 31% in 2012.

Pharmaceuticals operating income was USD 9.4 billion (-2%, +3% cc). Core operating income declined 7% (-1% cc) to USD 9.5 billion. Core operating income margin in constant currencies declined by 1.3 percentage points, mainly due to increased investments into promising R&D pipeline assets, increased royalties and generic erosion, partly offset by productivity savings from Marketing & Sales; currency had a negative impact of 0.9 percentage points, resulting in a net decrease of 2.2 percentage points to 29.6% of net sales.

Alcon net sales were USD 10.5 billion (+3%, +5% cc) in the full year. The Surgical franchise grew 4% (+7% cc), driven by procedure growth, market share gains and demand for LenSx and Centurion equipment. Ophthalmic Pharmaceuticals franchise growth (+2%, +5% cc) was due to broad market share gains across key segments, but was impacted by generic competition in the US glaucoma segment. Vision Care grew (+2%, +4% cc), as sales growth in contact lenses was partly offset by declines in the contact lens care market.

Alcon operating income of USD 1.2 billion (-16%, -2% cc) was impacted by integration and restructuring charges, partially offset by sales growth and productivity gains. Core operating income of USD 3.7 billion was in line with prior year in reported terms, but up 6% in constant currencies. Core operating income margin in constant currencies increased by 0.1 percentage points; currency had a negative impact of 1.1 percentage points, resulting in a net decrease of 1.0 percentage point to 35.2% of net sales.

Sandoz net sales increased by 5% (+5% cc) to USD 9.2 billion, driven by double-digit retail generics and biosimilars sales increases in Western Europe (excluding Germany), Japan and emerging markets. Biosimilars accounted for USD 420 million (+23% cc) of net sales globally. Volume increased 14 percentage points, including 3 percentage points contributed by Fougera, more than offsetting price erosion of 9 percentage points, driven primarily by higher pricing for enoxaparin (generic Lovenox®) in the first half of 2012.

Sandoz operating income decreased by 6% (-3% cc) to USD 1.0 billion. Core operating income grew by 3% (+4% cc) to USD 1.5 billion. The difference between reported and core operating income growth was driven by higher exceptional items, particularly USD 85 million for legal provisions, compared to the previous year. Core operating income margin in constant currencies decreased by 0.1 percentage points; currency had a negative impact of 0.4 percentage points, resulting in a net decrease of 0.5 percentage points to 16.8% of net sales.

Vaccines and Diagnostics net sales increased 7% (+6% cc) to USD 2.0 billion in the full year, driven by higher Menveo sales, seasonal influenza demand and pre-pandemic sales. Operating loss was USD 165 million, compared to a loss of USD 250 million in 2012. Core operating income was USD 65 million, compared to a loss of USD 75 million in 2012.

Consumer Health returned to growth in 2013 as net sales increased 9% (+10% cc) to USD 4.1 billion, driven by both the OTC and Animal Health businesses. Operating income of USD 178 million was driven by gross margin from incremental sales and higher income from minor divestments, partially offset by commercial investment behind re-launches and restructuring expenses related to the Lincoln, Nebraska, USA manufacturing site in the first quarter of 2013. Core operating income increased 87% (+95% cc) to USD 298 million. Core operating income margin in constant currencies increased 3.4 percentage points; currency had a negative impact of 0.4 percentage points, resulting in a net increase of 3.0 percentage points to 7.3% of net sales.

Executing on innovation, growth and productivity

A consistent focus on three priorities – innovation, growth and productivity – across our portfolio guides every aspect of our long-term strategy. In the fourth quarter, we took significant steps to sharpen the execution of that strategy, strengthening shareholder value.

Innovation: Strong momentum across the portfolio continued in the fourth quarter

The fourth quarter saw continued pipeline progress with positive regulatory decisions and significant clinical trial data released. Key developments are included below.

New approvals and positive opinions

•	Europe and Australia approved Lucentis pre-filled syringe
Novartis received regulatory approval for a pre-filled syringe for Lucentis (ranibizumab) in Europe and Australia. The syringe, specifically designed for intraocular injection, will contain a ready-to-use solution of Lucentis that is identical in composition to the solution in vials.

•	Alcon received positive recommendations in UK and Germany for Jetrea
The National Institute for Health and Care Excellence (NICE) recommended Jetrea (ocriplasmin) to treat eligible patients suffering from symptomatic vitreomacular adhesion and vitreomacular traction when associated with macular hole. The German Federal Joint Committee (G-BA) has also concluded that Jetrea provides significant added benefit to VMT patients.

•	Sandoz received first European approval for AirFluSal Forspiro (LABA/ICS3)
Sandoz received marketing authorization in Denmark for AirFluSal Forspiro (salmeterol and fluticasone), a novel inhaler for patients with asthma and/or chronic obstructive pulmonary disease. AirFluSal Forspiro received additional European approvals including Germany and Sweden in January 2014. The approvals follow the successful completion of EU decentralized procedures.

Regulatory submissions and filings

•	AIN457 in psoriasis submitted in US and EU
A regulatory application for the use of AIN457 (secukinumab) to treat moderate-to-severe plaque psoriasis was submitted in the US and EU, after results from a Phase III study demonstrated that AIN457 is significantly superior to the standard of care in clearing skin.

•	US and EU submissions accepted for Signifor LAR
Regulatory applications were submitted in the US and EU for Signifor LAR4 (pasireotide) for the treatment of patients with acromegaly for whom medical therapy is appropriate.

3 AirFluSal Forspiro offers a combination of salmeterol (a long-acting inhaled ß2-agonist, or LABA) and fluticasone (an inhaled corticosteroid, or ICS) in an innovative new inhalation device.
4 Long-acting release

•	Application submitted for LDK378 in US
A regulatory application was submitted in the US for LDK378 (ceritinib), a potent and selective oral anaplastic lymphoma kinase (ALK) inhibitor, in ALK positive non-small cell lung cancer. LDK378 received Breakthrough Therapy designation from the FDA in 2013.

Results from important clinical trials and other highlights

•	New data on CTL019 showcased at the American Society of Hematology (ASH)
Data at ASH add to the scientific understanding of the investigational chimeric antigen receptor therapy, CTL019, and its potential role in the treatment of certain types of lymphocytic leukemia. Findings included that 19 of 22 (86%) pediatric patients with acute lymphoblastic leukemia treated with the therapy experienced complete remissions, and 15 of 32 (47%) adult patients with refractory chronic lymphocytic leukemia responded to the therapy, with seven experiencing complete remission.

•	Phase III Jakavi results showed improved overall survival in patients with myelofibrosis
Data from two Phase III studies found that Jakavi (ruxolitinib) reduced the risk of death for myelofibrosis patients and maintained spleen reductions at three years compared to conventional therapies and placebo. Separate analysis showed Jakavi may increase the probability of 10-year survival of patients by more than 50%.

•	LBH589 significantly extended time without disease progression in multiple myeloma
A study of LBH589 (panobinostat) in combination with bortezomib and dexamethasone met its primary endpoint of significantly extending progression-free survival in patients with relapsed or relapsed and refractory multiple myeloma when compared to bortezomib plus dexamethasone alone.

•	New data presented at ASH supported superiority of Tasigna over Glivec
Findings from three large Phase III studies, including five-year data in newly diagnosed patients, demonstrated the superiority of Tasigna (nilotinib) over Glivec (imatinib) in achieving deeper molecular responses across various patient populations with Philadelphia chromosome-positive chronic myeloid leukemia.

•	Initiation of Phase III trial in breast cancer for LEE011
Novartis initiated a Phase III trial in December for LEE011 in combination with letrozole, for the treatment of breast cancer.

•	Sandoz begins eighth Phase III biosimilars trial
Sandoz initiated a Phase III trial for its biosimilar version of adalimumab (Humira®), the leading treatment of several autoimmune conditions including rheumatoid arthritis, psoriasis and Crohn’s disease.

•	Bexsero used in Princeton University vaccination program for MenB
Following an outbreak of meningococcal serogroup B (MenB) disease, the FDA approved an Investigational New Drug application for Novartis vaccine Bexsero at Princeton University. In Europe, Bexsero launched in several private markets.

•	Positive results for H7N9 vaccine in clinical trial
Clinical trial data for the H7N9 avian influenza vaccine showed that 85% of subjects achieved a protective immune response after two doses.

Growth: Strong commercial execution and global presence continued to drive growth

In the fourth quarter, key growth drivers – including growth products like Gilenya, Afinitor, Tasigna, Galvus, Lucentis and Xolair, as well as biosimilars and Emerging Growth Markets – continued to demonstrate the strength of our portfolio across disease areas and geographies.

Growth products

•
Growth products continued to rejuvenate the portfolio, and contributed 32% of Group net sales in the fourth quarter, up 15% over 2012. For example, Galvus (USD 328 million in fourth quarter, +37% cc), our oral type 2 diabetes treatment, reached blockbuster status with USD 1.2 billion in full year sales.

Emerging Growth Markets

•
Net sales in our Emerging Growth Markets – which comprise all markets except the US, Canada, Western Europe, Japan, Australia and New Zealand – grew 12% (cc) in the fourth quarter, contributing USD 4.0 billion or 26% to Group net sales. In the full year, Emerging Growth Markets were up 10% (cc) to USD 14.7 billion. Growth was led by double-digit growth in both China and Russia.

Productivity: Continued focus on efficiency to improve margins

Ongoing productivity initiatives relate to procurement and resource allocation across the portfolio, as well as our manufacturing network, offshoring and service hubs and R&D. Improving productivity and leveraging synergies across divisions will help us support the bottom line, but also create additional potential for investment, driving growth and accelerating development.

•	In Procurement, our focus on leveraging our scale generated savings of approximately USD 470 million in the fourth quarter and USD 1.5 billion in the full year.

•
We continued to optimize our manufacturing footprint with the announced closure of our Alcon contact lens care manufacturing facility in Mississauga (Canada) in the fourth quarter, and our Pharmaceuticals manufacturing site in Suffern, NY (USA) in January 20145, bringing the total number of production sites that have been, or are in the process of being, restructured or divested to 20. Related to this initiative, we recorded exceptional charges of USD 115 million in 2013. This brings total exceptional charges to USD 515 million cumulatively since the program began in the fourth quarter of 2010. Furthermore, we also started to consolidate our global research function, and in the fourth quarter announced the closure of four sites, which resulted in exceptional charges of USD 118 million in the quarter.

•
Aside from our manufacturing and research functions, we regularly review our resource allocation to ensure that it supports our portfolio needs. In January 2014, we announced changes to the size and structure of the US Primary Care Business Unit in the Pharmaceuticals Division, as well as a shift of positions within Switzerland, mainly within Pharmaceuticals, to support new products launches and improve efficiency, with overall headcount in Switzerland and globally remaining relatively flat in 2014.

•
We also made productivity gains through global business service hubs, with a focus on knowledge services like clinical development and regulatory and medical affairs, and outsourcing, with a focus on transactional and commoditized processes in Finance and IT.

In the fourth quarter, our productivity initiatives generated gross savings that contributed approximately USD 785 million. We achieved productivity savings of approximately 5% of net sales in 2013.

Quality: Continued focus on quality remediation

Novartis continues to focus on optimizing technical capabilities and instilling a sustainable culture for quality and compliance across the network. There were a total of 53 global health authority inspections during the fourth quarter (262 in the full year), 5 of which were conducted by the FDA (31 in the full year). All FDA inspections in the fourth quarter were assessed as good or satisfactory, including the week-long inspection of our Lincoln, Nebraska, USA manufacturing site, which concluded with zero Form 483 observations. In addition, the FDA upgraded the compliance status of our site in Boucherville, Canada in January 2014. These inspections, coupled with our metrics and quality indicators, confirm that our intense focus on quality systems upgrades continues to result in progress.

5 Restructuring costs for Suffern will be incurred from the first quarter of 2014 onwards.

Free cash flow

Free cash flow of USD 3.3 billion for the fourth quarter was 6% below the previous year, mainly due to lower operating income, higher investment in property, plant and equipment, and the phasing of tax payments, partially offset by improved cash collection and lower inventory.

For the full year, free cash flow of USD 9.9 billion was 13% below the prior year. Aside from the significant currency impact, major reasons for the decline were increased accounts receivables and higher capital investments in manufacturing and research facilities.

Strategy, capital structure and net debt

Strong cash flows and a sound capital structure have allowed Novartis to focus on driving innovation, growth and productivity across its diversified healthcare portfolio, while keeping its double-A rating as a reflection of financial strength and discipline. Within this target rating, Novartis will allocate capital to a growing dividend and value-creating bolt-on acquisitions, as well as the USD 5.0 billion share buyback announced in the fourth quarter. Retaining a good balance between investment in the business, a strong capital structure and attractive shareholder returns will remain a priority in the future.

During 2013, approximately 29 million treasury shares were delivered as a result of options exercised related to employee participation programs and repurchases of employee shares. Novartis is mitigating the dilutive impact of these programs on an ongoing basis and has re-purchased 33 million shares (USD 2.5 billion) on the SIX Swiss Exchange first trading line in 2013. In addition, on November 22, 2013, Novartis announced that it would buy back shares on the second trading line up to an amount of USD 5.0 billion spread over two years. This repurchase is being done on the basis of a decision made by the Annual General Meeting in 2008 for a share buy-back program of up to CHF 10.0 billion, of which CHF 7.5 billion was still available at the end of 2013. As of year-end, we had repurchased 2.2 million shares (valued at USD 0.2 billion).

As of December 31, 2013, net debt stood at USD 8.8 billion, compared to USD 11.6 billion at December 31, 2012. Free cash flow of USD 9.9 billion generated in 2013 was used for the dividend payment of USD 6.1 billion in the first quarter and year-to-date net share repurchases of USD 1.2 billion and the reduction of net debt. A USD 2.0 billion bond issued in 2010 was repaid at maturity during the second quarter.

Subsequent to the year end, on January 9, 2014, Novartis closed the divestment of its blood transfusion diagnostics unit to Grifols S.A. for USD 1.7 billion, further streamlining its portfolio and enhancing its focus on strategic businesses. The estimated pre-tax gain on this transaction, subject to finalization of the accounting, will be approximately USD 0.9 billion.

The long-term credit rating for the company continues to be double-A (Moody’s Aa3; Standard & Poor’s AA–; Fitch AA). Moody’s downgraded Novartis from Aa2 to Aa3 in February 2013.

2014 Group outlook

Barring unforeseen events
Group net sales in 2014 are expected to grow at a low to mid-single digit rate (cc), after absorbing the impact of generic competition, which is expected to be as much as USD 3.0 billion compared to USD 2.2 billion in 2013. This assumes a Diovan monotherapy US generic launch occurs at the beginning of the second quarter of 2014.6 Group core operating income is expected to grow ahead of sales (cc) in 2014.

Excluding the effect of the delay in the Diovan monotherapy generic launch in the US, we confirm our January 2013 guidance for 2014 of Group net sales growing at least mid-single digit and core operating income growing ahead of sales (cc).

From a divisional perspective, we expect net sales performance (cc) in 2014 to be as follows:
•	Pharmaceuticals: in line with 2013;
•	Alcon: grow mid to high-single digit;
•	Sandoz: grow mid to high-single digit.

Annual General Meeting

Dividend proposal
The Board proposes a dividend payment of CHF 2.45 per share for 2013, up 7% from CHF 2.30 per share in 2012, representing the 17th consecutive dividend increase since the creation of Novartis in December 1996. Shareholders will vote on this proposal at the 2013 Annual General Meeting (AGM) scheduled for February 25, 2014. The payout ratio as a percentage of net income is expected to increase from 66% to 74%.

Changes to strengthen and simplify Novartis governance
To further align Novartis corporate governance with the highest standards of ethical and transparent business practices and corporate responsibility, the Board of Directors has made a number of changes, effective January 1, 2014.

As part of these changes, operational responsibilities that previously rested with the Chairman or the Chairman’s Committee, such as approval authority for management compensation, have been transferred to the CEO or the Executive Committee. The Chairman’s Committee has been discontinued.

In addition, a new Board Committee, the Research and Development Committee, has been established. This committee will oversee Novartis R&D strategy and advise the Board and the Executive Committee on scientific trends and activities critical to R&D success. The Board also expanded the Governance, Nomination and Corporate Responsibility Committee to cover the Novartis corporate responsibility agenda and public issues of significance that could affect investors and other Novartis stakeholders.

Re-elections to the Board of Directors, Election of the Chairman of the Board of Directors
In accordance with the Swiss Ordinance against Excessive Compensation in Listed Stock Corporations, as from January 1, 2014, the Annual General Meeting elects each member of the Board of Directors and the Chairman of the Board of Directors individually each year.

William Brody, M.D., Ph.D., and Rolf M. Zinkernagel, M.D., will retire from the Board as they have reached the statutory age limit. In addition, Dr. Ing. Wendelin Wiedeking has decided not to seek another term of office. The Board and management team of Novartis thank Mr. Brody, Mr. Zinkernagel and Mr. Wiedeking for their many years of distinguished services on the Novartis Board of Directors.

The Board of Directors proposes the election of Joerg Reinhardt, Ph.D. (also as Chairman of the Board of Directors in a single vote), Dimitri Azar, M.D., MBA, Verena A. Briner, M.D., Srikant Datar, Ph.D., Ann Fudge, Pierre Landolt, Ph.D., Ulrich Lehner, Ph.D., Andreas von Planta, Ph.D., Charles L. Sawyers, M.D., Enrico Vanni, Ph.D., and William T. Winters as members of the Board of Directors, each until the end of the next Annual General Meeting.

The Board of Directors proposes to hold advisory votes on the compensation of the Board of Directors and the Executive Committee at the Annual General Meeting 2014. Amendments to the Articles of Incorporation of Novartis AG will be proposed for the Annual General Meeting 2015 in line with the requirements of the Swiss Ordinance against Excessive Compensation in Listed Stock Corporations.

6 This is an assumption for forecasting purposes. We do not know when generic competition will enter in the US for Diovan monotherapy. Our outlook excludes the blood transfusion diagnostics unit in 2013 and 2014.

Summary Financial Performance

Group
	Q4 2013	Q4 2012	% change		FY 2013	FY 2012	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	15 078	14 828	2	4	57 920	56 673	2	4
Operating income	2 373	2 401	-1	10	10 910	11 193	-3	5
As % of net sales	15.7	16.2			18.8	19.8
Core operating income	3 395	3 594	-6	2	14 485	14 842	-2	3
As % of net sales	22.5	24.2			25.0	26.2

Pharmaceuticals
	Q4 2013	Q4 2012	% change		FY 2013	FY 2012	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	8 323	8 276	1	4	32 214	32 153	0	3
Operating income	2 013	1 924	5	14	9 376	9 598	-2	3
As % of net sales	24.2	23.2			29.1	29.9
Core operating income	2 133	2 281	-6	2	9 523	10 213	-7	-1
As % of net sales	25.6	27.6			29.6	31.8

Alcon
	Q4 2013	Q4 2012	% change		FY 2013	FY 2012	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 655	2 576	3	6	10 496	10 225	3	5
Operating income	172	323	-47	-30	1 232	1 465	-16	-2
As % of net sales	6.5	12.5			11.7	14.3
Core operating income	851	899	-5	1	3 694	3 698	0	6
As % of net sales	32.1	34.9			35.2	36.2

Sandoz
	Q4 2013	Q4 2012	% change		FY 2013	FY 2012	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 411	2 387	1	1	9 159	8 702	5	5
Operating income	276	284	-3	3	1 028	1 091	-6	-3
As % of net sales	11.4	11.9			11.2	12.5
Core operating income	373	414	-10	-6	1 541	1 503	3	4
As % of net sales	15.5	17.3			16.8	17.3

Vaccines and Diagnostics
	Q4 2013	Q4 2012	% change		FY 2013	FY 2012	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	655	628	4	3	1 987	1 858	7	6
Operating income/loss	42	41	2	6	-165	-250	34	34
As % of net sales	6.4	6.5			-8.3	-13.5
Core operating income/loss	93	99	-6	-6	65	-75	nm	nm
As % of net sales	14.2	15.8			3.3	-4.0
nm – not meaningful

Consumer Health
	Q4 2013	Q4 2012	% change		FY 2013	FY 2012	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	1 034	961	8	10	4 064	3 735	9	10
Operating income/loss	48	-12	nm	nm	178	48	nm	nm
As % of net sales	4.6	-1.2			4.4	1.3
Core operating income	60	23	nm	nm	298	159	87	95
As % of net sales	5.8	2.4			7.3	4.3
nm – not meaningful

Our 2013 Annual Report as well as a condensed financial report with the information listed in the index below can be found on our website at http://hugin.info/134323/R/1757594/594098.pdf.

Novartis Q4 and FY 2013 Condensed Financial Report – Supplementary Data

Disclaimer
This press release contains forward-looking statements that can be identified by words such as “prospects,” “proposed,” “momentum,” “pipeline,” “strategy,” “ongoing,” “confidence,” “outlook,” “to grow,” “promising,” “positive recommendation,” “recommended,” “potential,” “breakthrough therapy,” “will,” “in process,” “priority,” “proposal,” “could,” or similar terms, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; potential shareholder returns or credit ratings, the potential outcome of the share buyback being initiated; or regarding potential future sales or earnings of the Novartis Group or any of its divisions; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for any existing products in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such products will achieve any particular revenue levels. Nor can there be any guarantee that shareholders will achieve any particular level of shareholder returns or regarding the potential outcome of the share buyback being initiated.  Neither can there be any guarantee that the Group, or any of its divisions, will be commercially successful in the future, or achieve any particular credit rating. In particular, management's expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; the potential that the strategic benefits, synergies or opportunities expected from the divestment of our former blood transfusion diagnostics unit may not be realized or may take longer to realize than expected; the inherent uncertainties involved in predicting shareholder returns or credit ratings; the uncertainties inherent in research and development, including unexpected clinical trial results and additional analysis of existing clinical data; the Company’s ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on the Company of the loss of patent protection and exclusivity on key products which commenced in prior years and will continue this year; unexpected manufacturing and quality issues, including the final resolution of the Warning Letters previously issued to us with respect to Sandoz and Consumer Health manufacturing facilities; global trends toward health care cost containment, including ongoing pricing pressures; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, government investigations and intellectual property disputes; general economic and industry conditions; uncertainties regarding the effects of the persistently weak global economic and financial environment, including the financial troubles in certain Eurozone countries; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; uncertainties involved in the development of new healthcare products; and other risks and factors referred to in Novartis AG's current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

Humira® and Lovenox® are registered trademarks of their respective owners.

About Novartis
Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care, cost-saving generic pharmaceuticals, preventive vaccines and diagnostic tools, over-the-counter and animal health products. Novartis is the only global company with leading positions in these areas. In 2013, the Group achieved net sales of USD 57.9 billion, while R&D throughout the Group amounted to approximately USD 9.9 billion (USD 9.6 billion excluding impairment and amortization charges). Novartis Group companies employ approximately 136,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

Novartis issued its 2013 Annual Report today, and it is available on its website at www.novartis.com. Novartis will also today file its 2013 Annual Report on Form 20-F with the US Securities and Exchange Commission, and will post this document on www.novartis.com. Novartis shareholders may receive a hard copy of either of these documents, each of which contain our complete audited financial statements, free of charge, upon request.

Important dates
February 25, 2014                              Annual General Meeting
April 24, 2014                                     First quarter results 2014
June 17-18, 2014                                Novartis investor event in Switzerland
July 17, 2014                                      Second quarter results 2014
October 28, 2014                               Third quarter results 2014